SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D/A

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (a)

(Amendment No. 1)

MeetMe Inc. (f/k/a Quepasa Corporation)

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

585141104

(CUSIP Number)

Michael P. Maher

c/o U.S. Venture Partners

2375 Sand Hill Road

Menlo Park, CA 94025

(650) 854-9080

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 9, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter disclosures provided in the cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 14 Pages

CUSIP No.585141104	13D	Page 2 of 14 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). U.S. Venture Partners IX, L.P. (“USVP IX”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS	OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION	Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7

SOLE VOTING POWER.

4,012,003 shares, except that Presidio Management Group IX, L.L.C. (“PMG IX”), the general partner of USVP IX, may be deemed to have sole voting power with respect to such shares, and Irwin Federman (“Federman”), Winston S. Fu (“Fu”), Steven M. Krausz (“Krausz”), David Liddle (“Liddle”), Jonathan D. Root (“Root”), Christopher Rust (“Rust”), Casey M. Tansey (“Tansey”), Paul Matteucci (“Matteucci”) and Phillip M. Young (“Young”), the managing members of PMG IX, may be deemed to have a shared voting power with respect to such shares.

	8	SHARED VOTING POWER See response to row 7.
9	SOLE DISPOSITIVE POWER
		4,012,003 shares, except that PMG IX, the general partner of USVP IX, may be deemed to have the sole power to dispose of such shares, and Federman, Fu, Krausz, Liddle, Root, Rust, Tansey, Matteucci and Young, the managing members of PMG IX, may be deemed to have shared power to dispose of such shares.
	10	SHARED DISPOSITIVE POWER See response to row 9.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	4,012,003
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	10.8%
14	TYPE OF REPORTING PERSON (See Instructions)	PN

CUSIP No.585141104	13D	Page 3 of 14 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). Presidio Management Group IX, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS	OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION	Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7

SOLE VOTING POWER

4,012,003 shares, all of which are directly owned by USVP IX. PMG IX, the general partner of USVP IX, may be deemed to have sole power to vote such shares, and Federman, Fu, Krausz, Liddle, Root, Rust, Tansey, Matteucci and Young, the managing members of PMG IX, may be deemed to have shared power to vote such shares.

	8	SHARED VOTING POWER See response to row 7.
9	SOLE DISPOSITIVE POWER.
		4,012,003 shares, all of which are directly owned by USVP IX. PMG IX, the general partner of USVP IX, may be deemed to have sole power to dispose of such shares, and Federman, Fu, Krausz, Liddle, Root, Rust, Tansey, Matteucci and Young, the managing members of PMG IX, may be deemed to have shared power to dispose of such shares.
	10	SHARED DISPOSITIVE POWER See response to row 9.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	4,012,003
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	10.8%
14	TYPE OF REPORTING PERSON (See Instructions)	OO

CUSIP No.585141104	13D	Page 4 of 14 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). Irwin Federman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS	OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION	US

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER. 0 shares.
8	SHARED VOTING POWER

		4,012,003 shares, all of which are directly owned by USVP IX. PMG IX is the general partner of USVP IX. Federman, a managing member of PMG IX, may be deemed to have shared power to vote such shares.
	9	SOLE DISPOSITIVE POWER. 0 shares.
10	SHARED DISPOSITIVE POWER.

		4,012,003 shares, all of which are directly owned by USVP IX. PMG IX is the general partner of USVP IX. Federman, a managing member of PMG IX, may be deemed to have shared power to dispose of such shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	4,012,003
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	10.8%
14	TYPE OF REPORTING PERSON (See Instructions)	IN

CUSIP No.585141104	13D	Page 5 of 14 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). Winston Fu
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS	OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION	US

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER. 0 shares.
8	SHARED VOTING POWER

		4,012,003 shares, all of which are directly owned by USVP IX. PMG IX is the general partner of USVP IX. Fu, a managing member of PMG IX, may be deemed to have shared power to vote such shares.
	9	SOLE DISPOSITIVE POWER. 0 shares.
10	SHARED DISPOSITIVE POWER.

		4,012,003 shares, all of which are directly owned by USVP IX. PMG IX is the general partner of USVP IX. Fu, a managing member of PMG IX, may be deemed to have shared power to dispose of such shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	4,012,003
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	10.8%
14	TYPE OF REPORTING PERSON (See Instructions)	IN

CUSIP No.585141104	13D	Page 6 of 14 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). Steven M. Krausz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS	OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION	US

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER. 0 shares.
8	SHARED VOTING POWER

		4,012,003 shares, all of which are directly owned by USVP IX. PMG IX is the general partner of USVP IX. Krausz, a managing member of PMG IX, may be deemed to have shared power to vote such shares.
	9	SOLE DISPOSITIVE POWER. 0 shares.
10	SHARED DISPOSITIVE POWER.

		4,012,003 shares, all of which are directly owned by USVP IX. PMG IX is the general partner of USVP IX. Krausz, a managing member of PMG IX, may be deemed to have shared power to dispose of such shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	4,012,003
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	10.8%
14	TYPE OF REPORTING PERSON (See Instructions)	IN

CUSIP No.585141104	13D	Page 7 of 14 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). David Liddle
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS	OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION	US

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER. 0 shares.
8	SHARED VOTING POWER

		4,012,003 shares, all of which are directly owned by USVP IX. PMG IX is the general partner of USVP IX. Liddle, a managing member of PMG IX, may be deemed to have shared power to vote such shares.
	9	SOLE DISPOSITIVE POWER. 0 shares.
10	SHARED DISPOSITIVE POWER.

		4,012,003 shares, all of which are directly owned by USVP IX. PMG IX is the general partner of USVP IX. Liddle, a managing member of PMG IX, may be deemed to have shared power to dispose of such shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	4,012,003
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	10.8%
14	TYPE OF REPORTING PERSON (See Instructions)	IN

CUSIP No.585141104	13D	Page 8 of 14 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). Jonathan D. Root
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS	OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION	US

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER. 0 shares.
8	SHARED VOTING POWER

		4,012,003 shares, all of which are directly owned by USVP IX. PMG IX is the general partner of USVP IX. Root, a managing member of PMG IX, may be deemed to have shared power to vote such shares.
	9	SOLE DISPOSITIVE POWER. 0 shares.
10	SHARED DISPOSITIVE POWER.

		4,012,003 shares, all of which are directly owned by USVP IX. PMG IX is the general partner of USVP IX. Root, a managing member of PMG IX, may be deemed to have shared power to dispose of such shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	4,012,003
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	10.8%
14	TYPE OF REPORTING PERSON (See Instructions)	IN

CUSIP No.585141104	13D	Page 9 of 14 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). Christopher Rust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS	OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION	US

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER. 0 shares.
8	SHARED VOTING POWER

		4,012,003 shares, all of which are directly owned by USVP IX. PMG IX is the general partner of USVP IX. Rust, a managing member of PMG IX, may be deemed to have shared power to vote such shares.
	9	SOLE DISPOSITIVE POWER. 0 shares.
10	SHARED DISPOSITIVE POWER.

		4,012,003 shares, all of which are directly owned by USVP IX. PMG IX is the general partner of USVP IX. Rust, a managing member of PMG IX, may be deemed to have shared power to dispose of such shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	4,012,003
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	10.8%
14	TYPE OF REPORTING PERSON (See Instructions)	IN

CUSIP No.585141104	13D	Page 10 of 14 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). Casey M. Tansey
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS	OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION	US

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER. 0 shares.
8	SHARED VOTING POWER

		4,012,003 shares, all of which are directly owned by USVP IX. PMG IX is the general partner of USVP IX. Tansey, a managing member of PMG IX, may be deemed to have shared power to vote such shares.
	9	SOLE DISPOSITIVE POWER. 0 shares.
10	SHARED DISPOSITIVE POWER.

		4,012,003 shares, all of which are directly owned by USVP IX. PMG IX is the general partner of USVP IX. Tansey, a managing member of PMG IX, may be deemed to have shared power to dispose of such shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	4,012,003
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	10.8%
14	TYPE OF REPORTING PERSON (See Instructions)	IN

CUSIP No.585141104	13D	Page 11 of 14 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). Paul Matteucci
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS	OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION	US

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER. 0 shares.
8	SHARED VOTING POWER

		4,012,003 shares, all of which are directly owned by USVP IX. PMG IX is the general partner of USVP IX. Matteucci, a managing member of PMG IX, may be deemed to have shared power to vote such shares.
	9	SOLE DISPOSITIVE POWER. 0 shares.
10	SHARED DISPOSITIVE POWER.

		4,012,003 shares, all of which are directly owned by USVP IX. PMG IX is the general partner of USVP IX. Matteucci, a managing member of PMG IX, may be deemed to have shared power to dispose of such shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	4,012,003
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	10.8%
14	TYPE OF REPORTING PERSON (See Instructions)	IN

CUSIP No.585141104	13D	Page 12 of 14 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). Philip M. Young
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS	OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION	US

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER. 0 shares.
8	SHARED VOTING POWER

		4,012,003 shares, all of which are directly owned by USVP IX. PMG IX is the general partner of USVP IX. Young, a managing member of PMG IX, may be deemed to have shared power to vote such shares.
	9	SOLE DISPOSITIVE POWER. 0 shares.
10	SHARED DISPOSITIVE POWER.

		4,012,003 shares, all of which are directly owned by USVP IX. PMG IX is the general partner of USVP IX. Young, a managing member of PMG IX, may be deemed to have shared power to dispose of such shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	4,012,003
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	10.8%
14	TYPE OF REPORTING PERSON (See Instructions)	IN

CUSIP No.585141104	13D	Page 13 of 14 Pages

This Amendment No. 1 to Schedule 13D relates to the beneficial ownership of common stock, par value $0.001 per share (the “Common Stock”), of MeetMe, Inc., a Delaware corporation (the “Company”), by the Reporting Persons. On December 6, 2011, the Company changed its legal domicile to Delaware and effective June 1, 2012 the Company changed its name from Quepasa Corporation (CUSIP Number 74833W206) to MeetMe, Inc. (CUSIP Number 585141104). This Amendment No. 1 supplements and amends the Schedule 13 originally filed with the Securities and Exchange Commission on November 21, 2011 (the “Schedule 13D”) relating to Quepasa Corporation (CUSIP Number 74833W201). Only those items that are hereby reported are amended; all other items remain unchanged. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Capitalized terms not defined in this Amendment No. 1 have the meanings ascribed to them in the Schedule 13D. This Amendment No. 1 is being filed by U.S. Venture Partners IX, L.P., Presidio Management Group IX, L.L.C., Irwin Federman, Winston S. Fu, Steven M. Krausz, David Liddle, Jonathan D. Root, Christopher Rust, Casey M. Tansey, Paul Matteucci and Philip M. Young.

ITEM 1. SECURITY AND ISSUER.

Item 1 of the Schedule 13D is hereby amended and restated in its entirety with the following:

This statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.001 per share (the “Common Stock”), of MeetMe, Inc., a Delaware corporation (the “Company”). The Company’s principal executive offices are located at 312 Clematis Street, Suite 407, West Palm Beach, FL 33401.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Item 5(a) of the Schedule 13D is hereby amended by adding the following to the end thereof:

In its Quarterly Report on Form 10-Q for the three months ended September 30, 2012, the Company reported 36,994,505 shares outstanding as of November 9, 2012 (the “Share Outstanding Date”). Although none of the Reporting Persons acquired any shares of Common Stock from the date the Company filed its Quarterly Report on Form 10-Q for the three months ended June 30, 2012 through the Share Outstanding Date (the “Interim Period”), as a result of various issuances by the Company of its Common Stock during the Interim Period, there was a material change in the percentage of Common Stock that the Reporting Persons are deemed to beneficially own.

CUSIP No.585141104	13D	Page 14 of 14 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 5, 2013

PRESIDIO MANAGEMENT GROUP IX, L.L.C.	Irwin Federman

U.S. Venture Partners IX, L.P.	Winston Fu
By Presidio Management Group IX, L.L.C.
Its General Partner	Steven M. Krausz

David Liddle

Jonathan D. Root

Christopher Rust

CASEY M. TANSEY

Paul Matteucci

Philip M. Young

By:	/s/ Michael Maher	By:	/s/ Michael Maher
	Michael Maher, Chief Financial Officer/Attorney-In-Fact for the above-listed entities		Michael Maher, Attorney-In-Fact for the above-listed individuals

*Signed pursuant to a Power of Attorney already on file with the appropriate agencies.